Exhibit 2.4

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2024 SEALSQ Corp ("SEALSQ," "we," "us," and "our") had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbols	Name of each exchange and on which registered
Ordinary Shares, par value USD 0.01 per share	LAES	The Nasdaq Stock Market LLC

We are a British Virgin Islands Business Company (company number 2095496) and our affairs are governed by our memorandum and articles of association (the "Articles"), the BVI Act and common law of the British Virgin Islands. Based upon the Articles we are authorised to issue a maximum of 210,000,000 shares in two classes as follows:

(a)	200,000,000 Ordinary Shares with a par value of USD 0.01 per share; and

(b)	10,000,000 Class F Shares with a par value of USD 0.05 per share.

The following summary is subject to and qualified in its entirety by our Articles and by BVI laws and regulations. This is not a summary of all the significant provisions of the Articles or of BVI laws and regulations and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in SEALSQ's annual report on Form 20-F for the fiscal year ended December 31, 2024.

ORDINARY SHARES

Item 9. General

9.A.3 Pre-emptive rights

Our Ordinary Shareholders have no conversion, pre-emptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Ordinary Shares.

9.A.5 Type and class of securities

Share Rights

Each Ordinary Share confers upon the shareholder:

(a)	the right to attend any meeting of Shareholders;

(b)	the right to one vote per Ordinary Share on any resolution of shareholders as against each other Ordinary Share but, as a class, the Ordinary Shares shall retain 50.01% of the Company's voting power;

(c)	the right to an equal share in any dividend paid by the Company against each other Ordinary Share, which shall be one fifth of any amount paid by the Company against each Class F Share but which shall not rank in preference to any other share;

(d)	the right to an equal share in the distribution of the surplus assets of the Company against each other Ordinary Share, which shall be one fifth of any amount paid by the Company against each Class F Share but which shall not rank in preference to any other share; and

(e)	such other rights and entitlements as may be specified in the Articles.

Each Class F Share confers upon the shareholder:

(a)	the right to attend any meeting of shareholders;

(b)	a number of votes per Class F Share, on any matter that is submitted to a vote of shareholders, that would cause the total votes of all Class F Shares to equal 49.99% of the voting power of all shares (or, if the applicable voting standard is "a majority of the shares present in person or represented by proxy and entitled to vote on such matter", 49.999999% of the voting power of Shares present in person or represented by proxy and entitled to vote on such matter);

(c)	the right to an equal share in any dividend paid by the Company against each other Class F Shares, and which shall be five times greater than any amount paid by the Company against each Ordinary Share but which shall not rank in preference to any other share; and

(d)	the right to an equal share in the distribution of the surplus assets of the Company against each other Class F Shares, and which shall be five times greater than any amount paid by the Company against each Ordinary Share but which shall not rank in preference to any other share.

Item 9.A.6. Limitations or qualifications

Ownership of the Class F Shares is subject to the following limitations:

(a)	in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ's board of directors, the Class F Shares owned by such Class F Shareholder will be subject to a mandatory and automatic redemption by SEALSQ in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed;

(b)	the Class F Shares are non-transferrable; and

(c)	the holders of Class F Shares are be bound by the terms of a Class F Shareholders' Agreement.

The Class F Shareholders' Agreement provides that the holders of Class F Shares:

(a)	will vote the Class F Shares held by them as one and in accordance with the majority (by the number of shares held) view of the holders of the Class F Shares; and

(b)	are bound by the redemption provisions set out in the Articles and required to take all necessary action to comply with them.

Item 9.A.7. Other rights

Not applicable.

Item 10.B Memorandum and articles of association

Our capacity and powers are described in Clause 4 of our Memorandum of Association and are generally to engage in any act or activity that is not prohibited under the laws of the BVI.

Our Articles provide that the Company is authorized to issue two classes of shares, Ordinary Shares with a par value of USD 0.01, and Class F shares with a par value of USD 0.05, which shall be issued as registered Shares only.

Ordinary Shares

Each Ordinary Share confers upon the Shareholder the following rights: the right to attend any meeting of Shareholders; the right to one vote per Ordinary Share on any Resolution of Shareholdersas against each other Ordinary Share but, as a class, the Ordinary Shares shall retain 50.01% of the Company's voting power; the right to an equal share in any dividend paid by the Company against each other Ordinary Share, which shall be one fifth of any amount paid by the Company against each Class F Share but shall not rank in preference or be subordinate to any other Share; the right to an equal share in the distribution of the surplus assets of the Company against each other Ordinary Share, which shall be one fifth of any amount paid by the Company against each Class F Share but shall not rank in preference to any other Share; and such other rights and entitlements as may be specified in the Articles.

Class F Shares

Each Class F Share confers upon the Shareholder the following rights: the right to attend any meeting of Shareholders; a number of votes per Class F Share, on any matter that is submitted to a vote of Shareholders, that would cause the total votes of all Class F Shares to equal 49.99% of the voting power of all Shares (or, if the applicable voting standard is "a majority of the Shares present in person or represented by proxy and entitled to vote on such matter", 49.999999% of the voting power of Shares present in person or represented by proxy and entitled to vote on such matter); the right to an equal share in any dividend paid by the Company against each other Class F Share, which shall be five times greater than any amount paid by the Company against each Ordinary Share but which shall not rank in preference to any other Share; and the right to an equal share in the distribution of the surplus assets of the Company against each other Class F Share, which shall be five times greater than any amount paid by the Company against each Ordinary Share but which shall not rank in preference to any other Share.

The Class F Shares are subject to mandatory and automatic redemption, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any Class F Shareholder which is a corporate entity), as determined by SEALSQ's board of directors, in exchange for the issuance of new Ordinary Shares at a ratio of five (5) Ordinary Shares for each one (1) Class F Share redeemed.

The Class F Shares are non-transferable.

Authorized Shares

The Company is authorized to issue a maximum of 210,000,000 Shares in two classes as follows: up to 200,000,000 Ordinary Shares with a par value of USD 0.01 (Ordinary Shares); and up to 10,000,000 Class F Shares with a par value of USD 0.05 (Class F Shares).

Share Register

The Company's share register is maintained by our transfer agent Computershare Inc. The Company's registered number is 2095496. A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

Directors

The Directors are to be elected by Resolution of Shareholders at the Annual General Meeting and hold office until the earlier of the next Annual General Meeting, except in the event of the earlier of their death, resignation or removal. Each director then in office shall resign at each Annual General Meeting with effect from the end of such meeting.The Directors may at any time appoint any person to be a Director either to fill a vacancy or as an addition to the existing Directors. Where the Directors appoint a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office.Our Articles provide that our board of directors consists of a minimum of three (3) and a maximum of twelve (12) directors. We currently have eight (8) members on our board of directors.

The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors. The Directors have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. Each Director shall exercise their powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each Director, in exercising their powers or performing their duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

A Director shall, forthwith after becoming aware of the fact that they are interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other Directors.

Committees

The Directors has established and maintains an audit committee (the "Audit Committee") as a committee of the Directors. The Audit Committee shall be responsible for the appointment, compensation, retention, and oversight of the Company's auditors.

The Directors may, by Resolution of Directors, designate one or more other committees, each consisting of one or more Directors, and delegate one or more of their powers.

Notice

Any notice, information or written statement to be given by the Company to Shareholders shall be in writing and may be given by personal service, mail, courier, email, or fax to such Shareholder's address as shown in the register of members or to such Shareholder's email address or fax number as notified by the Shareholder to the Company in writing from time to time.

Dividends and Other Distributions

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future.

The Directors may, by Resolution of Directors, authorize a distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company's assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Dividends may be paid in money, shares, or other property.

Comparison of Shareholder Rights

British Virgin Islands companies are governed by the BVI Act. The BVI Act is modeled on the laws of England and Wales but does not follow recent statutory enactments, and differs from laws applicable to United States corporations and their shareholders.

Set forth below is a comparison of select provisions of the corporate laws of Delaware and the British Virgin Islands showing the default positions in each jurisdiction that govern shareholder rights.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.

Class actions and derivative actions are generally not available to shareholders under British Virgin Islands law.

The British Virgin Islands courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company's memorandum and articles of association. Furthermore, consideration would be given by a British Virgin Islands court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the High Court of the British Virgin Islands, which may make such order as it sees fit, including an order regulating the conduct of the company's affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Under the Delaware General Corporation Law, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.	The Articles contain a provision that the board of directors has the power to determine the remuneration, if any, of the directors (regulation 8.8).

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of stockholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.

Classified boards are permitted.

The Articles (regulation 8.1) provide that the directors shall be appointed at the Company's annual general meeting and will hold office until the next annual general meeting or until their earlier death, resignation or removal. Directors that have previously served on the Board may be re-elected.

The directors of the Company may appoint directors where there is a vacancy.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•      any breach of a director's duty of loyalty to the corporation or its shareholders;

•      acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•      statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•      any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•  by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•  by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•  by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•     by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Section 132 of the BVI Act, and regulation 14 of the Articles, provide that, subject to certain limitations, SEALSQ shall indemnify its directors and officers against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. Such indemnity only applies if the person acted honestly and in good faith with a view to the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

Section 133 of the BVI Act permits a company to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to them in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: • the duty of care; and • the duty of loyalty.

The BVI Act imposes a duty on directors and officers of a British Virgin Islands company:

•      to act honestly and in good faith and in what the director believes to be in the best interests of the company when exercising their powers as a director;

•      to exercise the reasonable care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation: i. the nature of the company; ii. the nature of the decision; and iii. the position of the director and the nature of their responsibilities;

•      to exercise their duties for proper purpose and in accordance with the BVI Act and the memorandum and articles of association of the company; and

•      to disclose any interest which they have in a transaction entered into or to be entered into by the company.

The statutory duties imposed on directors, by the BVI Act, are further supplemented by common law duties established (over centuries) of case law. There is considerable overlap between the common law and the BVI Act and in most circumstances it is not necessary to consider the two separately.

In addition, the BVI Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence a breach of one of the fiduciary duties.

Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

The BVI Act also imposes a duty on directors and officers of a British Virgin Islands company to:

•  act honestly and in good faith with a view to the best interests of the company; and

•  exercise the care, diligence and skill that a reasonable director or officer would exercise in the same circumstances.

In addition, the BVI Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company.

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	The BVI Act provides that shareholders may take action by written consent. Under the Articles a resolution in writing is passed when it is signed by the shareholders of SEALSQ who at the date of the notice of the resolution represent such majority of votes of shares as would be entitled to vote on such resolution.
A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.	Under the Articles, shareholders entitled to exercise 30% or more of the voting rights, in respect of the matter for which the meeting is requested, can require the directors to convene a meeting of shareholders.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation provides for it.

Under British Virgin Islands law, the voting rights of shareholders are regulated by the company's memorandum and articles of association and, in certain circumstances, by the BVI Act.

The Articles do not provide for cumulative voting.

A Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under the Articles, a director may be removed:

•  with or without cause, by resolution of shareholders passed at a meeting of shareholders called for the purpose of removing the director or for purposes including the removal of the director or by a written resolution passed by at least 75% of the votes of the shares entitled to vote; or

•      with cause, by resolution of directors passed by all directors other than the director being removed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation's outstanding voting stock within the past three years.	There is no similar law in the British Virgin Islands.
Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

As permitted by the BVI Act and our Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors or resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and the value of our assets equals or exceeds our liabilities.

A company may also be wound up where a court deems it just and equitable to do so and in circumstances where they are insolvent in accordance with the terms of the BVI Insolvency Act.

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	Under the Articles, the rights conferred upon the holders of our shares of any class may only be varied with the consent in writing of the holders of a majority of the issued shares of that class or by a resolution approved at a meeting of the shares of that class by the affirmative vote of a majority of the votes of the shares of that class which were present at the meeting and were voted.
A Delaware corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A British Virgin Islands company's memorandum and articles of association may be amended by resolutions of the board of directors or the shareholders, subject to the BVI Act and the memorandum and articles of association. Certain amendments can only be made by resolution of shareholder.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the BVI Registrar which will include the company's certificate of incorporation, its memorandum and articles of association (with any amendments), a list of the current directors and records of license fees paid to date and will also disclose any articles of dissolution, articles of merger and a register of charges if the company has elected to file such a register.

A shareholder of a company is entitled, on giving written notice to the company, to inspect:

•     the memorandum and articles;

•     the register of members;

•     the register of directors; and

•     the minutes of meetings and resolutions of members and of those classes of members of which they are a member; and to make copies of or take extracts from the documents and records referred to in above.

Subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company's interests to allow a member to inspect any document, or part of a document, specified above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to a British Virgin Islands Court for an order that they should be permitted to inspect the document or to inspect the document without limitation.

The board of directors may approve a dividend without shareholder approval. Subject to any restrictions contained in its certificate of incorporation, the board may declare and pay dividends upon the shares of its capital stock either:

•      out of its surplus, or

•      in case there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Stockholder approval is required to authorize capital stock in excess of that provided in the charter. Directors may issue authorized shares without stockholder approval.

Under British Virgin Islands law, the board of directors may declare a dividend without shareholder approval, but a company may not declare or pay dividends if there are reasonable grounds for believing that:

•      the company is, or would after the payment be, unable to pay its debts as they fall due; or

•      that the value of the company's assets would be less than its liabilities.

All creation of shares require the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company's certificate of incorporation.

The number of shares that a British Virgin Islands company is authorized to issue is set out in the memorandum and articles of association.

The Memorandum provides that the company is authorized to issue 210,000,000 shares in two classes as follows:

•     200,000,000 Ordinary Shares; and

•     10,000,000 Class F Shares.

DELAWARE CORPORATE LAW	BVI CORPORATE LAW
Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The consolidation or merger of a British Virgin Islands company with another company or corporation (other than certain affiliated companies) requires the consolidation or merger to be approved by the company's board of directors and by its shareholders. Unless the company's memorandum and articles of association provide otherwise, the approval of a majority of the shareholders voting at a meeting of shareholders is required to approve the consolidation or merger agreement.

Under British Virgin Islands law, in the event of a consolidation or merger of a British Virgin Islands company with another company or corporation, a shareholder of the British Virgin Islands company who did not vote in favor of the amalgamation or merger and who is not satisfied that fair value has been offered for such shareholder's shares may seek fair value for those shares in accordance with Section 179 of the BVI Act.

Item 12. Other securities

Disclosures under Items 12.A, 12.B, 12.C, and 12.D are not applicable.